SUB-ITEM 77(C) - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

FOXBY CORP.

(a)     Annual Meeting of Stockholders held on September 30, 2008.

(b)     Not applicable.

(c)     MATTERS VOTED UPON AT THE MEETING:

        To consider a non-binding stockholder proposal, if properly presented at the meeting.*

           For    849,631          Against  754,345         Abstain   4,885
                  -------                   -------                   -----

        *As provided by the Fund's Charter, the concurrence of a majority of the votes entitled to be cast at the Annual Meeting by the holders of the capital stock of the Fund was required to authorize the non-binding stockholder proposal. Accordingly, the non-binding stockholder did not receive an authorizing vote.

(d)     Not applicable.